P.O. Box 2600
Valley Forge, PA 19482-2600

610-669-1538
Judy_L_Gaines@vanguard.com

March 19, 2014

Amy Miller, Esq.
	U.S. Securities & Exchange Commission	via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE:	Vanguard Valley Forge Funds (the “Trust”)
File No. 33-48863
Post Effective Amendment Number 59

Dear Ms. Miller,

This letter responds to your comments provided on March 5, 2014 on the above referenced post-effective amendment. The prospectus comments apply to Vanguard Managed Payout Fund, a series of the Trust.

Comment 1: Comment:	Fee Table The three footnotes to the Annual Fund Operating Expenses table do not comply with Form N-1A. Please remove the footnotes accordingly, or explain why they are required by the Form.

Response: Comment 2: Comment:

We will remove the footnotes in response to the comment.

Primary Risks

Please add disclosure about the risks associated with investment in an underlying absolute return fund in the Fund Summary section of the prospectus for consistency with the Item 9 disclosure.

Response:

The Managed Payout Fund does not presently invest in an absolute return fund so we do not consider related disclosure appropriate for inclusion in the primary strategies or risks. We will continue to include related disclosure in response to Item 9 since the Managed Payout Fund could, at some point, invest in such a fund.

Comment 3: Comment:

Primary Risks

Please either define commodity-linked investment risks and subsidiary risks in the Primary Risk section, or cross reference to where such disclosure is located elsewhere in the prospectus.

Response:

The requested cross-reference is already included in the Primary Risk section but we will modify the disclosure in response to the comment to clarify that commodity-linked investment risks and subsidiary risks are described in the More on the Fund section of the prospectus.

0329676, v0.1

Amy Miller, Esq.
March 19, 2014

Comment 4: Comment:

Primary Risks

Country risk and currency risk are mentioned in the discussion of Market Neutral Fund Primary Risks, but are not discussed in detail in the Item 9 disclosure under “Market Neutral Fund.” Please add related detail either in this section or cross reference to where these risks are discussed elsewhere in the prospectus.

Response:

We will modify the existing Market Neutral Fund disclosure to note that country risk and currency risk are discussed beneath the Foreign Stocks heading in the More on the Funds section of the prospectus.

Comment 5: Comment:

Absolute Return Fund

Please describe in this letter, but not in the registration statement, the Managed Payout Fund’s ability to invest in an absolute return fund. Provide the background as it was discussed with the SEC in 2007 when the Managed Payout Fund was launched.

Response:

In 2007, Vanguard contemplated launching a private absolute return fund. Vanguard agreed that the Managed Payout Fund’s investment in a private absolute return fund would not exceed 20% of the total assets of the Managed Payout Fund. We left open the question of whether this 20% limitation would be necessary if there was a leverage “look- through” for purposes of Section 18(f). Vanguard also agreed that a private absolute return fund’s shares would be “redeemable securities” in order to provide assurance of the liquidity of the Managed Payout Fund’s investment in the absolute return fund and represented that the absolute return fund would maintain sufficient liquidity to make redemptions. Vanguard further agreed that a private absolute return fund would be priced the same way a registered investment company’s shares are priced. Finally, Vanguard agreed that a private absolute return fund would not charge any fund a “performance fee” based upon a percentage of the absolute return fund’s capital gains and capital appreciation.

Since 2007, Vanguard never launched, and the Managed Payout Fund has never invested in, an absolute return fund. We have retained the disclosure, which is compliant with the representations we made in 2007.

Comment 6: Comment:

Fundamental Investment Limitations

The concentration policy does not specify that the SEC staff takes the position that a fund concentrates its investments if it invests more than 25% of its assets in any particular industry. Please add this disclosure.

Response:

We will add the requested disclosure to the investment strategies and nonfundamental policies section of the SAI. We include detail regarding certain of our fundamental policies in this section, so this placement is consistent with where we currently include details of our borrowing policy, commodities policies, and so on.

0329676, v0.1

Amy Miller, Esq.
March 19, 2014

Comment 7: Tandy Requirements

As required by the SEC, the Funds acknowledge that:

! Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

! Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

! Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1538 with any questions or comments regarding the above response. Thank you.

Sincerely,

Judith L. Gaines
Associate Counsel

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